SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May, 2012

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseongdong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited estimated earnings results for the first three months ended March 31, 2011 and 2012 as attached hereto.

Disclaimer:

The financial information relating to the results of operations of KEPCO for the first three months of 2011 and 2012 as presented below (the “Information”) has been prepared by KEPCO based on preliminary internal estimates and in accordance with IFRS. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual financial results of operations of KEPCO for the first three months of 2012, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

Korea Electric Power Corporation

PRELIMINARY CONSOLIDATED STATEMENTS OF OPERATIONS

(Neither audited or reviewed)

For the three months ended March 31, 2011 and 2012

(Unit : in billions of Korean Won)	1Q 2012	1Q 2011	Change
Operating revenues:	13,303	10,800	23.2%
Sale of electric power	12,452	10,302	20.9%
Other	851	498	70.8%
Cost of goods sold & selling and administrative expenses:	13,619	11,468	18.8%
Fuel	6,930	5,945	16.6%
Purchased power	2,850	2,021	41.0%
Depreciation	1,574	1,441	9.2%
Maintenance	317	352	-10.0%
Commissions	190	179	6.4%
Research and development	110	101	9.2%
Other	1,647	1,429	15.3%
Other revenues	175	151	15.9%
Other expenses	22	27	-20.2%
Other Income	57	68	-16.4%
Operating income (loss)	(105)	(476)	77.9%
Finance income:	224	417	-46.1%
Interest income	41	33	25.0%
Gain on foreign currency translation and transaction	150	295	-49.3%
Gain on financial derivatives	26	72	-63.2%
Other	7	16	-58.7%
Finance expenses:	652	693	-6.0%
Interest expense	561	511	9.8%
Loss on foreign currency translation and transaction	16	31	-49.3%
Loss on financial derivatives	75	151	-50.3%
Equity income (loss) of affiliates, net	86	144	-40.1%
Income (Loss) before income tax	(447)	(608)	26.6%
Income tax expenses (benefits)	66	(64)	n/m
Net Income (loss)	(513)	(544)	5.7%
Net income (loss) attributable to:
Non-controlling interests	25	6	n/m
Owners of the company	(538)	(550)	2.1%

*	The figures may not add up due to rounding.

Korea Electric Power Corporation

PRELIMINARY NON-CONSOLIDATED STATEMENTS OF OPERATIONS

(Neither audited or reviewed)

For the three months ended March 31, 2011 and 2012

(Unit : in billions of Korean Won)	1Q 2012	1Q 2011	Change
Operating revenues:	13,259	10,735	23.5%
Sale of electric power	12,675	10,485	20.9%
Other	583	251	132.7%
Cost of goods sold & selling and administrative expenses:	15,462	12,290	25.8%
Purchased power	13,586	10,605	28.1%
Other	1,876	1,685	11.3%
Other revenues	134	124	8.4%
Other expenses	7	14	-46.0%
Other Income	38	34	12.8%
Operating income (loss)	(2,038)	(1,411)	-44.5%
Finance income:	1,036	888	16.7%
Interest income	17	22	-23.0%
Dividend income	929	714	30.2%
Gain on foreign currency translation and transaction	74	140	-47.1%
Gain on financial derivatives	16	11	37.7%
Finance expenses:	396	387	2.4%
Interest expense	383	346	10.8%
Loss on foreign currency translation and transaction	4	24	-82.8%
Loss on financial derivatives	9	18	-47.3%
Income before tax	(1,398)	(910)	-53.7%
Tax expense	(524)	(325)	-61.1%
Net income	(874)	(584)	-49.6%

*	The figures may not add up due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jung In
Name: Kim, Jung In
Title: Vice President

Date: May 17, 2012